Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264145

ARES STRATEGIC INCOME FUND
SUPPLEMENT NO. 11 DATED AUGUST 30, 2024
TO THE PROSPECTUS DATED APRIL 26, 2024

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated April 26, 2024 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to disclose the Fund entering into the SG Funding Facility Amendment (as defined below).

Omnibus Amendment to the SG Funding Facility

On August 28, 2024, the Fund and ASIF Funding I, LLC, a wholly owned subsidiary of the Fund (the “Borrower”), entered into Omnibus Amendment to Transaction Documents (the “SG Funding Facility Amendment”), by and among the Borrower, the Fund as servicer, the lenders from time to time parties thereto, and Société Générale (“SG”), as swingline lender and agent, to amend the Loan and Servicing Agreement, dated as of July 26, 2023 (as amended, the “SG Funding Facility”), by and among the Borrower, the Fund as equityholder, the lenders from time to time parties thereto, SG, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as document custodian.

The SG Funding Facility Amendment, among other things, (a) increased the total commitments under the SG Funding Facility from approximately $1.4 billion to approximately $1.8 billion; (b) extended the reinvestment period from July 26, 2026 to August 28, 2027; (c) extended the stated maturity date from July 26, 2028 to August 28, 2029; and (d) adjusted the interest rate charged on the SG Funding Facility from an applicable margin of 2.60% per annum to an applicable margin of 2.05% per annum, plus, in each case, an applicable benchmark (Term SOFR, Daily Simple SONIA, EURIBOR or CORRA). The other terms of the SG Funding Facility remained materially unchanged.

In addition, the SG Funding Facility Amendment provides that on October 26, 2024, $100 million of the outstanding Revolving Loans will be automatically converted to Term Loans.

Borrowings under the SG Funding Facility are subject to the SG Funding Facility’s various covenants and leverage restrictions contained in the Investment Company Act of 1940, as amended.

The description above is only a summary of the material provisions of the SG Funding Facility Amendment and is qualified in its entirety by reference to the copy of the SG Funding Facility Amendment, which is filed as an Exhibit to our Registration Statement on Form N-2 (File No. 333-264145) declared effective by the Securities and Exchange Commission on April 24, 2023, as amended and supplemented.

Please retain this Supplement with your Prospectus.